Exhibit 99.1

Luckin Coffee Announces Results of Extraordinary General Meeting to

Adopt Amendments to Memorandum and Articles of Association

Shareholders Vote in Favor of ALL Proposals

BEIJING, December 13, 2021 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (in Provisional Liquidation) (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced that the proposed resolutions submitted for shareholder approval have been adopted at the extraordinary general meeting held on December 11, 2021, Beijing time (the “EGM”).

Certain amendments to the Company’s Fifth Amended and Restated Memorandum and Articles of Association have been approved and adopted as special resolutions at the EGM. The resolutions serve different purposes and are together designed to ensure that no shareholder may transfer shares of the Company to any Restricted Person (as defined in the notice of the EGM attached as Exhibit 99.2 to the Current Report on Form 6-K furnished by the Company to the U.S. Securities and Exchange Commission on November 8, 2021 (the “EGM Notice”)) and that any Restricted Person is not able to transfer shares of the Company, or to exercise voting power with respect to the shares of the Company that such Restricted Person legally or beneficially owns. These resolutions are intended to protect the long-term viability of Luckin Coffee and promote long term shareholder value.

The holders of shares carrying 65% of all the votes attaching to shares in issue and entitled to vote as of November 8, 2021 were present in person or by proxy at the EGM. Votes present at the EGM but were withheld or undesignated were not considered for the sole purpose of calculating the percentages of the results. The results of the EGM in accordance with the foregoing is as follows: (i) 81.8% were in favor of and 18.2% were against, each of the resolutions 1-9 as set forth in the EGM Notice, while approximately 1% of votes present were withheld or undesignated; and (ii) 99.8% were in favor of and 0.2% were against, each of the resolutions 10-12 as set forth in the EGM Notice, while approximately 19% of votes present were withheld or undesignated. Additionally, following the same principle for the calculation of percentages, of the votes casted by The Bank of New York Mellon, as depositary on behalf of the owners and holders of American depositary shares (“ADS”) of the Company’s ADS program (the “Depositary”), over 98.5% were in favor of and less than 1.5% were against, each of the resolutions as set forth in the EGM Notice, while approximately 8% of votes present and returned through the Depositary were withheld or undesignated. All the percentages hereof are approximate numbers as a result of rounding.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including Joint Provisional Liquidators. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings, investigations in connection with Luckin Coffee; the outcome and effect of the ongoing restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the timing of the completion or outcome of the audit of Luckin Coffee’s financial statements; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; PRC governmental policies and regulations relating to Luckin Coffee’s industry; the potential effects of COVID-19; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luckin Coffee

Luckin Coffee (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its vision to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.luckincoffee.com.

Investor and Media Contacts

Investor Relations:

Luckin Coffee IR

Email: ir@luckincoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee PR

Email: pr@luckincoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449

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